212-373-3257

212-492-0257

swilliams@paulweiss.com

April 21, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Children’s Place, Inc.
Preliminary Revised Proxy Statement filed on Schedule 14A
PRER14A filing made on April 17th, 2015 by The Children’s Place, Inc.
File Number: 000-23071

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 20, 2015 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, The Children’s Place, Inc. (the “Company”), and we provide the following responses on the Company’s behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

Nicholas P. Panos	2
Securities and Exchange Commission
April 21, 2015

PRER14A filing made on April 17, 2015

1.	We note the revised disclosures and correspondence dated April 17th, 2015, provided in response to our prior comment number nine from our comment letter dated April 16th, 2015. The revisions imply that the Proxy Committee may use its discretionary authority to vote on any matters introduced that satisfy the Rule 14a-4(c)(1) standard, even if the matter is a proposal to adjourn the meeting for the purpose of soliciting additional proxies. We do not believe that a potential vote on a proposal to adjourn the meeting for the purpose of soliciting additional support is unknown to the registrant or incidental to the conduct of the meeting. In order to remove such implication, please qualify the revised disclosures to indicate that the scope of such discretionary authority granted is limited to the terms of Rule 14a-4(c).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its Definitive Proxy Statement will revise the disclosure currently appearing on Page 6 of the PRER14A filing as follows (the revised portions are underlined):

“If any other matters are properly presented at the Annual Meeting for consideration, then the persons named on your proxy will have discretion to vote for you on those matters to the extent permitted by Rule 14a-4(c) under the Exchange Act.”

The Company will also revise the proxy card included in the Definitive Proxy Statement to include the following disclosure (the revised portions are underlined):

“The proxies shall vote subject to the directions indicated on the reverse side of this card, and proxies are authorized to vote in their discretion upon other business as may properly come before the meeting to the extent permitted by Rule 14a-4(c) under the Exchange Act.”

The Company also acknowledges that the discretionary authority granted pursuant to Rule 14a-4(c) does not include the discretion to vote to adjourn the annual meeting of stockholders in order to solicit additional proxies.

*   *    *    *    *

If you have any questions, please do not hesitate to call me at (212) 373-3257 or my partner Robert B. Schumer at (212) 373-3097.

Very truly yours,

/s/ Steven J. Williams

Steven J. Williams